Exhibit 99.1

Alcobra Provides Update on Request for Extraordinary General Meeting

Brosh Capital’s Request Does Not Comply With Alcobra’s Articles of Association

Company Addresses Brosh Capital’s Misinformed Views

TEL AVIV, Israel – April 5, 2017 – Alcobra Ltd. (Nasdaq: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat CNS and cognitive disorders, today provided an update on the request from Brosh Capital L.P., and certain of their affiliates (“Brosh"), to hold an Extraordinary General Meeting of Shareholders. After a thorough review process, Alcobra found the proposals to be contradictory to the incorporation documents of the Company, and, in accordance with applicable law, the request has subsequently been rejected, respectfully, by Alcobra’s Board of Directors.

The Company and its management team welcome the involvement of shareholders and are always open to hearing fair and constructive input regarding the Company’s strategic direction. However, Alcobra has addressed some of the misleading or misinformed statements from Brosh and encourages them to spend more time understanding the company and the pharmaceutical industry at large.

The text of the Company’s response letter is below:

Date: April 5, 2017

Without Prejudice

To:

Brosh Capital L.P. (“Brosh”)

Exodus Capital L.P. (“Exodus” together with Brosh, the “Brosh Investor Group”)

Re: Response to the Brosh Investor Group’s Request for Convening an Extraordinary General Meeting (the “Proposed EGM”) of Shareholders of Alcobra Ltd. (“Alcobra” or the “Company”)

[References: The Brosh Investor Group letter addressed to Alcobra dated March 16, 2017 (the “EGM Request Letter”; and The Brosh letter addressed to Mr. Howard Rosen, Chairman of Alcobra, dated March 16, 2017 (the “Brosh Letter”)]

We hereby confirm receipt of your above-referenced letters, and we hereby respectfully respond as follows (which response shall not be deemed exhaustive):

1.	At the outset of this letter, we wish to clarify that Alcobra welcomes the interest and involvement of its shareholders in the Company’s strategic path and is always willing to listen to their constructive ideas and suggestions. However, this welcoming approach should not be mistaken as encouragement of legally insufficient requests and factually baseless assertions - potentially damaging to the Company - such as the ones made in your March 16, 2017 letters.

2.	The proposals set forth in the EGM Request Letter cannot and should not be included on the agenda for the Proposed EGM (the “Agenda”) because, inter alia, of the provisions of the articles of association of Alcobra (the “Articles”) and Israeli law. Alcobra’s non-exhaustive response to each of the proposals you requested to include on the Agenda for the Proposed EGM is as follows:

2.1.	The proposal to immediately remove and dismiss all of the serving members of the board of directors of the Company - Your proposal to remove all of the serving members of the board of directors (the “Director Removal Proposal”) contradicts the Articles.

This is particularly the case because the Articles were prepared with the goal and in a manner to ensure the stability of the Company, for the benefit of the Company and all of its shareholders. For example, the Articles (Section 4.2 in particular) were prepared so as to prevent a sudden “slashing” of the entire board of directors of the Company, exactly as contemplated by the Director Removal Proposal.

Accordingly, the Director Removal Proposal contradicts and is not permitted by the Company’s Articles. The Company, therefore, cannot include this proposal on the Agenda for the Proposed EGM.

2.2.	The proposal to determine that the number of directors will be set at five - In the EGM Request Letter, you set forth a proposal to fix the number of directors of the Company at five (the “Board Size Proposal”). You make this proposal even though Section 4.2.1 of the Articles provides that the number of directors in the Company shall be determined by the shareholders at the annual general meeting of shareholders, provided that the number of directors does not fall below five nor exceed eleven (including the external directors, if the Company is required to appoint any). The Company, therefore, cannot include the Board Size Proposal on the Agenda for the Proposed EGM because it contradicts the Articles.

There are additional reasons that the Board Size Proposal is insufficient and should not be placed on the Agenda for the Proposed EGM. First, the Company does not understand your inflammatory request because, immediately after requesting that the number of directors be fixed at five, the EGM Request Letter makes another proposal to elect SIX directors to the board of the Company (see section 2.3 below). In other words, the EGM Request Letter puts forth two contradicting proposals for the agenda of the requested extraordinary meeting, which is unreasonable. Second, it is unnecessary and unclear why the Company – and its shareholders – should have to bear the additional and substantial expense of convening an extraordinary general meeting to determine that the number of directors must be “specifically five” (especially as this number is already included in the five to eleven range set forth in the Articles).

2.3.	The proposal to appoint six candidates to serve as the only members of the board of directors - As set forth above, your proposal to appoint six directors to the board of the Company (the “Director Appointment Proposal”) directly contradicts your Board Size Proposal to fix the number of directors at five. This reason alone mandates the rejection of the Director Appointment Proposal.

Without even addressing the qualifications and competencies of your proposed candidates at this time, this proposal also cannot be brought to the vote of the shareholders at this time because it is in direct contradiction with the provisions of the Articles. The Articles clearly provide that the forum for the appointment of new directors by the shareholders is the annual general meeting of the Company, and not at an extraordinary general meeting. The Company cannot place on the agenda for a general meeting a proposal that is not permitted by and contradicts its Articles.

Moreover, the Director Appointment Proposal and the supporting materials you provided to the Company fail to address the requirements and important considerations of applicable law and regulations, including, stock exchange rules, relating to the appointment of directors of a publicly-traded Israeli company, listed on the NASDAQ, such as Alcobra. For example, the Company and its shareholders cannot know from the materials you provided whether the Company could lose its status as a foreign private issuer (which would have significant implications).

For at least these reasons, the Director Appointment Proposal is not proper for inclusion on the Agenda for the Proposed EGM.

2.4.	The proposal to amend Section 4.2.1 of the Articles – You have also requested that the Company include a proposal to amend Section 4.2.1 of the Articles on the Agenda for the EGM (the “Amendment Proposal”). As an initial matter, the Amendment Proposal is unnecessary and it is unclear why the Company – and its shareholders – should have to bear the additional and substantial expense of convening an extraordinary general meeting for a vote on this proposal.

Also, as you surely are aware, the Company exercised its right under recently enacted Israeli regulations to opt out of the requirement to appoint external directors to the Company’s board and undertook to comply with applicable NASDAQ rules relating to the appointment of independent directors and composition of its audit and compensation committees. Accordingly, there is no practical application to make the amendments contemplated by the Amendment Proposal concerning the appointment of external directors.

The Amendment Proposal also contemplates that the Articles be amended to provide that the number of directors will not be determined at an annual general meeting but in the framework of “the general meeting.” As set forth in Sections 2.2 and 2.3 of this letter, this portion of the Amendment Proposal does not have immediate application or consequence.

In summation, as set forth above, an extraordinary general meeting with the agenda you proposed cannot be convened and therefore the Company cannot accept your request as submitted. However, the Company will, of course, duly consider future requests from the Brosh Investor Group to hold extraordinary general meetings as well as all proposals for inclusion on the agenda for such meetings to the extent they comply with the Articles and applicable law.

3.	We cannot conclude this letter without expressing our concern at the many misrepresentations and false claims raised in the Brosh Letter, addressed to Mr. Rosen (the Chairman of the board of the Company). At best, it shows a severe lack of due diligence and understanding of the Company, its governance and its prospects; at worst, it is a baseless attack which calls into question the motivations of the Brosh Investor Group. A small sample of facts you either missed or ignored are as follows:

3.1.	The compensation of Dr. Daniely, the CEO of the Company, was approved by the Company’s compensation committee, board of directors and its shareholders at a general meeting, all in accordance with the requirements of applicable law (see, for example, the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on June 8, 2016 (https://www.sec.gov/Archives/edgar/data/1566049/000114420416107515/v441983_ex99-1.htm) and Form 6-K, dated July 19, 2016 (https://www.sec.gov/Archives/edgar/data/1566049/000114420416113555/v444488_6k.htm). We note that in 2015 and 2016, the proposals relating to Dr. Daniely’s compensation received an overwhelming 98% and 99% majority vote by the Company’s shareholders, respectively, and ISS also recommended a “FOR” vote. Your misleading statements that Dr. Daniely’s compensation agreements were the result of anything less than a fully transparent and shareholder-democratic process are without merit.

3.2.	Your assertion that Dr. Daniely has sold his shares in the Company is not correct. Dr. Daniely has not sold shares in the Company since he joined the Company in 2010. With respect to Dr. Daniely’s beneficial ownership of shares in the Company, please see Item 6.E. of the Company’s annual report on Form 20-F for the year ended December 31, 2015.

3.3.	The Company recently provided an update to the industry and shareholders on ADAIR, a project which dates back to June 2015, and hosted a panel with industry experts and academics to discuss market research that demonstrates support for ADAIR (see the Company’s press release dated March 1, 2017). Brosh should understand that disclosures around projects are universally managed to ensure competitive advantages – otherwise risking the loss of opportunity and ability to create value for shareholders. We are committed to creating value for all our shareholders and look forward to executing on our current programs and delivering on strategic opportunities that can offer increased value over the long-term.

4.	In conclusion, the Company will continue to act professionally, consistent with its legal requirements and in a transparent manner to the benefit of its investors. As stated above, the Company welcomes the interest and involvement of its shareholders in the Company’s strategic path and is always willing to listen to their constructive ideas and suggestions.

5.	For the sake of caution, we note that this letter and/or its content does not purport, nor shall be deemed, to exhaust the claims and responses of the Company and/or does not derogate from any right and/or claim of the Company and/or anyone on its behalf and obviously does not constitute admission to any of the claims raised in your letters.

Sincerely,

Alcobra Ltd.

/s/ Mr. Howard B. Rosen

Mr. Howard B. Rosen
Chairman of the Board of Directors

About Alcobra

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat CNS and cognitive disorders. For more information, please visit the company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Investor Contacts

Alcobra Investor Relations

Debbie Kaye

US: 212-390-8964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Media Contacts

Gagnier Communications

Dan Gagnier/Patrick Reynolds

646-569-5897

dg@gagnierfc.com